December 23, 2022

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Upwork Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 15, 2022

Form 10-Q for the Quarter Ended September 30, 2022

Filed October 26, 2022

File No. 001-38678

Ladies and Gentlemen:

We are submitting this letter on behalf of Upwork Inc. (the “Company”) in response to the following comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on November 22, 2022 that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-38678), filed with the Commission on February 15, 2022 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (File No. 001-38678), filed with the Commission on October 26, 2022 (the “Form 10-Q”), and the Company’s response letter dated November 8, 2022 (the “Prior Response Letter”) to the Commission’s prior comments. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Form 10-Q for the Quarter Ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operational Metrics

Non-GAAP Financial Measures, page 19

1.

We note your response to prior comment 3. Please provide us with further information regarding the nature of adjustment (a) special one-time payments to team members in the impacted regions and (d) operational costs related to humanitarian programs. In this regard, tell us the basis for bonus payments, how you determined who would receive such payments, how amounts were calculated, and how you determined that such payments are incremental to your normal operations.

The Company acknowledges the Staff’s comment and has provided the requested information below. The Company advises that it has not made similar types of payments historically and that such payments were unique and extraordinary and were made as a result of its humanitarian response efforts due to the concentration of the Company’s talent and clients in the impacted region and the severe impact of the war on the lives of these individuals and their businesses. Accordingly, the Company considered that such payments were incremental to the Company’s normal operations.

(a) Special one-time payments to team members in the impacted regions.

The Company provided two primary types of one-time, non-recurring payments for the Company’s team members located in the region impacted by Russia’s invasion of Ukraine. The two primary types of payments were as follows:

•	One-Month Bonus Payments to Team Members in Ukraine

•	End of Contract Payments to Team Members in Russia and Belarus

The information requested is included for each payment type below.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

One-Month Bonus Payments to Team Members in Ukraine. The Company made a one-time payment to team members in Ukraine equal to approximately one month of their earnings. The Company made these payments to the team members in Ukraine due to their potential inability to work and earn compensation as a result of the war. The Company considered these payments incremental as they were one-time payments remitted to team members in addition to their standard contract earnings. As noted above, the Company has not made similar bonus payments to team members historically. The Company paid out approximately $686,000 for this program.

End of Contract Payments to Team Members in Russia and Belarus. Following the Company’s announcement that the Company would cease all operations with Russian and Belarussian clients and freelancers, the Company made one-time payments to team members located in Russia or Belarus who decided not to, or were unable to, relocate out of the impacted area. This served as an end of contract payment for such workers in connection with the suspension of the Company’s operations in Russia and Belarus, effective May 1, 2022, and as a humanitarian gesture by the Company in light of the Company’s decision to cease operations in Russia and Belarus which was out of the control of the workers in those countries. All team members located in Russia or Belarus who did not relocate out of those countries by March 31, 2022 received a one-time payment of $[*]. The Company considered these payments incremental as they were one-time payments remitted to team members in addition to their standard contract earnings. As noted above, the Company has not made similar payments to team members historically. The Company paid out approximately $485,000 for this program.

In addition to the above two primary types of payments comprising the “Special one-time payments to team members in the impacted regions,” the Company made certain other incremental payments to team members in the impacted region. These payments totaled approximately $188,000 and as such were immaterial both individually and in the aggregate.

(d) Operational costs related to humanitarian programs.

The Company also made payments of one-time, non-recurring service award bonuses (and associated taxes) to certain of the Company’s team members located outside of the region impacted by Russia’s invasion of Ukraine. The Company advises the Staff that operational costs related to humanitarian programs, which totaled approximately $362,000, were significantly smaller than the one-time payments made to team members in the impacted region as noted above, which totaled approximately $1,359,000. These one-time service award bonuses were paid in recognition of contributions made by such team members to the Company’s humanitarian response efforts to assist the Company with team members located in the impacted region that were above and beyond their roles and responsibilities in the ordinary course of business. As noted above, the Company has not made similar payments with respect to humanitarian programs historically. Moreover, the Company has not engaged in humanitarian activity of this nature, both in terms of type, size and scope, historically. Members of the Company’s leadership team, in consultation with the key leaders in their respective departments, recommended those team members deserving of an award,

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

including the specific rationale for the award and level of impact. Based on such information, the Company’s Chief Executive Officer, Chief Financial Officer, Chief People Officer, and Chief of Staff to the Chief Executive Officer then made the final determination of the special awards related to the Company’s response to assist its team members impacted in the war region, which ranged from $[*] to $[*]. The Company considered these payments incremental as they were one-time payments remitted to team members in addition to their standard compensation.

General

2.

We note your response to prior comment 5. Please provide the analysis requested regarding whether the company or any of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). In your response, include all relevant calculations under Section 3(a)(1)(C), identifying each constitute part of the numerator(s) and denominator(s). We note that this calculation must be performed on an unconsolidated basis.

The Company advises the Staff that all of the Company’s investment securities are held directly by the ultimate parent and public reporting company, Upwork Inc.1 The Company is a holding company engaged entirely in business through six wholly-owned active operating subsidiaries. Each of the Company’s subsidiaries is wholly-owned by the Company or one of its wholly-owned subsidiaries and no other person or entity maintains any equity interest in any of the Company’s subsidiaries, directly or indirectly.2 These wholly-owned subsidiaries are engaged in the following activities:

[1]	All references to the Company in this response 2 are to Upwork Inc. unless otherwise noted.
[2]

In addition to the six wholly-owned active operating subsidiaries, the Company currently has three additional wholly-owned subsidiaries which currently have no or limited activity and hold no investment securities.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

Entity	Activity
Upwork Escrow Inc.	Provides escrow services on the Company’s marketplace.

Upwork Talent Group Inc.	Engages independent contractors for the Company’s enterprise clients.

UPW Holdco, Inc.	Holding company for three wholly-owned subsidiaries that have no or limited activity as noted in footnote 2.

Elance, Inc.	Holding company for certain of the other subsidiaries including Upwork Escrow Inc., Upwork Talent Group Inc., and Elance Limited.

Elance Limited	Payment processor in the European Union.

Upwork Global Inc.	Operates the Company’s marketplace platform.

None of the Company’s subsidiaries are investment companies as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act, and none rely on a “private fund” exception from the definition of an Investment Company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. With respect to 3(a)(1)(A) of the 1940 Act, and pursuant to each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”), (i) each of the Company’s active subsidiaries has had a history of significant and continuous business operations, as detailed in the table above, other than trading and investing in securities, (ii) none of the Company’s active subsidiaries has ever represented that it is involved in any business other than in furtherance of the Company’s operation of an online work marketplace through the activities noted above, (iii) none of the officers and directors of the Company’s active subsidiaries, in their respective capacities as such, spend any time managing investment securities and (iv) none of the Company’s subsidiaries hold any assets that are investment securities or generate any income that is attributable to investment securities. With respect to 3(a)(1)(B) of the 1940 Act, none of the Company’s subsidiaries is engaged, has been engaged or proposes to engage in the business of issuing face-amount certificates of the installment type. With respect to 3(a)(1)(C) of the 1940 Act, none of the Company’s subsidiaries owns any investment securities.

In measuring the total assets of the Company on an unconsolidated basis, the value of the Company’s equity ownership of each of its subsidiaries would be attributed to the Company as an asset. The term “value” is defined in Section 2(a)(41)(A) of the 1940 Act (as applicable to securities for which market quotations are not available) to mean “with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter,

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

as determined in good faith by the board of directors.” The Company also respectfully submits that the definition of investment company found in Section 3 of the 1940 Act requires an issuer to consider the value of all of its assets for purposes of determining its status as an investment company, regardless of whether accounting rules require or permit such assets to be included on the issuer’s balance sheet. See SEC v. National Presto Industries, Inc. The Company’s balance sheet as prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) does not reflect the significant value of its intangible assets, including its intellectual property and the value of the Company’s subsidiaries which hold the Company’s customer relationships. The Company’s intangible assets, including its trade name, developed technology, and workforce, and the value of its subsidiaries which hold the Company’s customer relationships are the reason that the Company’s market capitalization is significantly higher than the value of its total assets as determined under U.S. GAAP on a consolidated basis. The Company’s intellectual property has been developed by the Company and therefore for U.S. GAAP purposes is treated as internally developed intangible assets that does not appear on the Company’s balance sheet. Similarly, for U.S. GAAP purposes, no value is reflected as an asset on the Company’s balance sheet in connection with the customer relationships held by the Company’s subsidiaries, despite the fact that these contracts provide the Company with all of its revenue from operating activities. As a result, given the specific facts of the Company, including that it is engaged in business solely through its wholly-owned subsidiaries which are not investment companies, the board of directors of the Company (the “Board”), with input from the Company’s management team, has determined the fair value of the assets of the Company by reference to the Company’s enterprise value, which is calculated as the Company’s market capitalization as established by the public market plus the Company’s outstanding indebtedness less cash and cash equivalents. The Company’s shares of common stock are listed on the Nasdaq Global Market and there is a liquid market for the Company’s common stock. In November 2022—the most recently completed month preceding the submission of this letter—the reported daily average trading volume for the Company’s common stock was approximately 2.0 million shares. The Company’s market capitalization as of September 30, 2022—the last day of the most recently completed quarter preceding the submission of this letter—was $1.79 billion. As of September 30, 2022, the Company had $563.5 million of indebtedness on its balance sheet. The indebtedness of the Company was added to the Company’s market capitalization to determine the value of the Company’s total assets on an enterprise value basis (including cash items3). Additionally, the value of the internally developed intangible assets that were attributable to the Company (as opposed to the Company’s subsidiaries), as determined by the Board, with input from the Company’s management team and an independent third-party valuation firm (the “Valuation Firm”) were excluded from the denominator as set forth in the calculations below. The valuation prepared by the Valuation Firm, with input from management, valued the internally developed intangible assets that were attributable solely to the Company. In connection with preparing the valuation, the Company identified four types of intangible assets that it or its subsidiaries hold – trade name, developed technology, workforce and customer relationships. For purposes of this valuation analysis, the full amount of the value of the Company’s trade name, its developed technology and its workforce were allocated to the Company

[3]	Cash items are then reflected as a deduction to the denominator as part of the 40% test.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

as this is the entity that contracts with all the Company’s employees, including with respect to such employees’ assignment of intellectual property. The Company’s trade name and developed technology were valued using the relief from royalty method which estimates the amount the Company would have to pay to license their trade names and developed technology from a third party.    The workforce was valued using replacement methodology. The Company attributed the value of its customer contracts to its subsidiary, Upwork Global Inc., as that subsidiary operates the Company’s marketplace platform and that is the entity that contracts with the Company’s customers.

Determined on an unconsolidated basis, set forth below is the calculation under Section 3(a)(1)(C) of the 1940 Act with respect to Upwork Inc.

Calculation of Numerator	As of September 30, 2022
Total Investment Securities Held by Upwork Inc.		$247.9M
Numerator		$247.9M

Calculation of Denominator	As of September 30, 2022
Market Capitalization of Upwork Inc.		$1.79B
Plus Long-Term Indebtedness of Upwork Inc.		$563.5M
Enterprise Value of Upwork Inc. (including Cash Items)		$2.35B
Less Intangible Assets Attributable to Upwork Inc.	$	[*	]
Less Cash Items and Government Securities Held by Upwork Inc.		$418.6M
Denominator	$	[*	]
Percentage (Numerator divided by Denominator)		[*	]%

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

On the basis of the above, Upwork Inc. owned investment securities having a value that is significantly less than 40% of the value of its total assets (exclusive of government securities and cash items) as of September 30, 2022 on an unconsolidated basis. The Company’s market capitalization of approximately $4.4 billion as of December 31, 2021 was significantly higher than at September 30, 2022 and the total investment securities held by the Company as of December 31, 2021 was approximately $328 million and the Company does not believe that the value of its intangibles would have been significantly different than its September 30, 2022 valuation. As a result, the above analysis would have similarly yielded a result significantly below 40% on an unconsolidated basis as of December 31, 2021. As such, the Company is not a prima facie investment company as defined in Section 3(a)(1)(C) of the 1940 Act.

In addition, as the Company set forth in the Prior Response Letter, and as further supported by its response above, the Company is not an “investment company” under 3(a)(1)(C) of the 1940 Act because, it qualifies under the exception provided under Section 3(b)(1) of the 1940 Act. The Company is primarily engaged, directly and through its wholly-owned subsidiaries described above, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. The Company’s reliance on the Section 3(b)(1) exception is supported by both its Tonopah analysis set forth in the Prior Response Letter and by the further information provided to the Staff with respect to the activities of its subsidiaries as set forth above.

3.

We note your response to prior comment 5. To the extent you intend to rely on Rule 3a-8 under the 1940 Act, please provide additional detail on your intended reliance on Rule 3a-8 going forward, particularly as to whether you intend to continue to operate such that in each instance the research and development expenses for each of the prior four fiscal quarters combined account for 20% or more of the company’s total expenses.

As set forth in the response to comment 2 above and the Prior Response Letter, the Company is not an “investment company” under any of Sections 3(a)(1)(A), 3(a)(1)(B) or 3(a)(1)(C) of the 1940 Act. Moreover, as noted in the Company’s prior response, it qualifies under various exceptions that would result in it not being deemed an investment company, including, but not limited to, Rule 3a-8. While the Company is not solely relying on the Rule 3a-8 exception, it currently plans to continue to operate such that the Company’s research and development expenses for the prior four fiscal quarters combined accounts for 20% or more of the Company’s total expenses.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

4.

Please include a risk factor describing the risks presented if the company is determined to be an investment company required to be registered under the 1940 Act. In this regard, explain which, if any, exclusions and/or exemptions you intend to rely on in order to avoid being deemed an “investment company” required to be registered under the 1940 Act and address potential liabilities, rescission rights, and other adverse consequences which may impair or prevent future operations by you and your affiliates, if applicable.

On the basis of the responses above and the Prior Response Letter, the Company respectfully advises the Staff that there is not a material risk that the Company would be deemed to be an investment company as defined in the 1940 Act. For that reason, the Company believes that such a risk factor would be inappropriate and materially misleading to the public. Including a risk factor could be misunderstood or viewed by the public as implying there exists a current and material risk. As such, the Company does not believe it is appropriate to include a risk factor describing the risks presented if the Company is determined to be an investment company required to be registered under the 1940 Act.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

United States Securities and Exchange Commission

Division of Corporation Finance

December 23, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:

Hayden Brown, Chief Executive Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, Vice President, Legal & Deputy General Counsel

Upwork Inc.

Aman Singh

Gordon K. Davidson

Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.